Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

 Hudbay Minerals Inc. ("Hudbay")
 25 York Street, Suite 800
 Toronto, Ontario M5J 2V5

Item 2.  Date of Material Change

 January 22, 2020

Item 3. News Release

 Hudbay issued a news release with respect to the material change referred to in this report on January 22, 2020. The news release was disseminated through the newswire services of GlobeNewswire. A copy of the news release is available on SEDAR at www.sedar.com and will be available on EDGAR at www.sec.gov.

Item 4. Summary of Material Change

 On January 22, 2020, Hudbay announced the appointment of Peter Kukielski as the company's President and Chief Executive Officer.

Item 5. Full Description of Material Change

On January 22, 2020, Hudbay announced the appointment of Peter Kukielski as the company's President and Chief Executive Officer. Mr. Kukielski had been serving as Interim President and Chief Executive Officer since July 2019.

Mr. Kukielski has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors. Most recently, he was President and Chief Executive Officer of Nevsun Resources Ltd. until its acquisition in December 2018.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

 The following senior officer of Hudbay is knowledgeable about the material change and this report:

 Patrick Donnelly

 Vice President and General Counsel

 416-362-2576

Item 9. Date of Report

 January 23, 2020